Exhibit 4.1

DEMAND PROMISSORY NOTE

Borrower:	TripBorn, Inc., a Delaware corporation	Lender:	Arna Global, LLC, a Delaware limited liability company

1.	Fundamental Provisions. The following terms will be used as defined terms in this Demand Promissory Note (this “Demand Promissory Note”):

Date of this Demand Promissory Note:	April 22, 2019 (the “Effective Date”)

Lender:	Arna Global, LLC, a Delaware limited liability company

Borrower:	TripBorn, Inc., a Delaware corporation

Principal Amount:	$300,000

Interest Rate:	Ten (10%) percent per annum.

Maturity Date:

As demanded, at one time or from time to time, with not less than seven (7) days prior written notice of each demand, and automatically on the first anniversary of the Effective Date if not previously paid in full.

FOR VALUE RECEIVED, TripBorn, Inc., a Delaware corporation (the “Borrower”), hereby promises to pay to the order of Lender, or its successors, assigns and transferees (the “Holder”), the principal sum of three hundred thousand ($300,000) Dollars (the “Principal Amount”), together with accrued and unpaid interest thereon, in accordance with the terms of this Demand Promissory Note (the “Loan”).

2.	Promise to Pay. For good and valuable consideration, the receipt of which is hereby acknowledged, Borrower hereby promises to pay to Lender, the Principal Amount of the Loan, together with interest at the Interest Rate, together with all other amounts contemplated hereby, upon the terms and conditions set forth in this Demand Promissory Note. The Borrower may prepay this Loan at any time in accordance with Section 5 hereof.

3.	Acceleration Demand. On any date following the third monthly anniversary of the Effective Date, Lender may in its discretion demand payment from the Borrower upon not less than seven (7) days’ prior written notice of some or all of the amounts due hereunder. An amount paid upon such demand shall be credited to the Loan account of the Borrower in accordance with the terms set forth in Section 8 below. The Lender’s demand for final payment in full of the amounts due hereunder shall be deemed the “Accelerated Maturity Date”.

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4.	Interest. Interest shall accrue on the unpaid Principal Amount of this Loan at the Interest Rate commencing on the Effective Date. Interest shall be calculated on the basis of a three hundred sixty (360) day year. Interest shall be paid currently. Accrued interest shall be paid on each monthly anniversary of the Effective Date. If such date is not a Business Day, the interest shall be due on the next Business Day following the monthly anniversary of the Effective Date.

5.	Prepayment Event. In the event that Borrower elects pursuant to Section 2 or is required by the terms of Section 3 to prepay any amounts due hereunder prior to the first anniversary of the Effective Date (a “Prepayment Event”), Borrower shall pay to Holder a loan due diligence fee, and not interest, equal to the amount of additional interest that the Holder would have earned on the original Principal Amount if the Borrower had held the note to the first anniversary of the Effective Date (the “Prepayment Fee”); for avoidance of doubt, the Prepayment Fee shall equal the amount of interest that, when added to the interest paid under the Loan, would aggregate to one year’s interest on the original Principal Amount.

6.	Event of Default. If an Event of Default occurs and remains uncured for thirty (30) calendar days, then (i) the Borrower shall pay to the Lender as liquidated damages and not interest an amount equal to five (5%) percent of the original Principal Amount (the “EoD Fee”) and (ii) the Interest Rate shall increase to the Default Interest Rate for so long as the Event of Default continues.

7.	Payment and Maturity. The entire unpaid Principal Amount of this Demand Promissory Note, together with any accrued and unpaid interest, and all other amounts contemplated including the Prepayment Fee, and any accrued EoD Fee or Default Interest, shall be due and payable on the first to occur of: (a) the Maturity Date or Accelerated Maturity Date of this Demand Promissory Note; (b) upon a Prepayment Event, or (c) upon the occurrence of an Event of Default.

8.	Place and Manner of Payment. Payment under this Demand Promissory Note shall be made at the address for Lender set forth above, or at such other place as Lender may from time to time designate in writing. Payment shall be made in lawful money of the United States. Checks will constitute payment only when collected. Unless otherwise required by applicable law, all payments made under this Demand Promissory Note shall be applied, to the extent thereof, to costs and late charges, to Prepayment Fees, EoD Fees and Default Interest, to accrued but unpaid interest, to unpaid Principal Amount, and to any other sums due and unpaid to Lender, in such manner and order as Lender may elect in its sole discretion, any instructions from Borrower or anyone else to the contrary notwithstanding. Remittances shall be made without offset, demand, counterclaim, deduction, or recoupment (each of which is hereby waived) and shall be accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting Lender or Lenders. Acceptance by Lender of any payment in an amount less than the amount then due on any indebtedness shall be deemed an acceptance on account only, notwithstanding any notation on or accepting such partial payment to the contrary, and shall not in any way (a) waive or excuse the existence of an Event of Default, (b) waive, impair or extinguish any right or remedy available to Lender hereunder or under the other Loan Documents to which Lender is a party, or (c) waive the requirement of punctual payment and performance or constitute a novation in any respect. Payments received after 4:00 p.m. Eastern Time shall be deemed to be received on, and shall be posted as of, the following Business Day.

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9.	Representations, Warranties and Covenants. This Demand Promissory Note has been duly executed and delivered by Borrower, constitutes Borrower’s valid and legally binding obligations and is enforceable in accordance with its terms against Borrower. The execution, delivery and performance of this Demand Promissory Note and the consummation of the transaction contemplated will not, with or without the giving of notice or the lapse of time, (a) violate any material law applicable to Borrower, (b) violate any judgment, writ, injunction or order of any court or governmental body or officer applicable to Borrower, (c) violate or result in the breach of any material agreement to which Borrower is a party, nor (d) as applicable, violate any charter, bylaws, operating agreement, or any other agreement by which Borrower is bound. No consent, approval, license, permit or other authorization of any third party or any governmental body or officer is required for the valid and lawful execution and delivery of this Demand Promissory Note.

10.	Negative Covenants. For so long as any amount hereunder remains outstanding, the Borrower shall not, either directly or indirectly, take any of the following actions without the written consent of the Holder:

(a)       liquidate, dissolve or wind-up the business and affairs of the Borrower;

(b)       sell or otherwise dispose of any material assets of the Borrower other than in the ordinary course of business and consistent with past practices; or

(c)       make any material change in the fundamental nature of the business of the Borrower.

11.	Affirmative Covenants. Borrower covenants that, until payment in full of all outstanding obligations hereunder, Borrower shall do all of the following:

(a)       Good Standing and Government Compliance. Borrower shall maintain its corporate existence and good standing in its state of formation, shall maintain qualification and good standing in each other jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect. Borrower shall comply with all statutes, laws, ordinances and government rules and regulations to which it is subject, and shall maintain in force all licenses, approvals and agreements, the loss of which or failure to comply with which would reasonably be expected to have a Material Adverse Effect.

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(b)       Notice of Event of Default. As soon as possible and in any event within three (3) Business Days after becoming aware of the occurrence or existence of an Event of Default hereunder, Borrower shall deliver to Lender a written statement of an authorized officer of Borrower setting forth details of the Event of Default, and the action which Borrower has taken or proposes to take with respect thereto.

(c)       Access. Lender (through any of its officers, employees, or agents) shall have the right, upon reasonable prior notice, from time to time during Borrower’s usual business hours but no more than twice a year (unless an Event of Default has occurred and is continuing), to inspect Borrower’s books and to make copies thereof and to check, test, inspect, audit and appraise the Collateral at Borrower’s expense in order to verify Borrower’s financial condition or the amount, condition of, or any other matter relating to, the Collateral.

(d)       Taxes. Borrower shall make due and timely payment or deposit of all material federal, state, and local taxes, assessments, or contributions required of it by law.

(e)       Further Assurances. At any time and from time to time Borrower shall execute and deliver such further instruments and take such further action as may reasonably be requested by Lender to affect the purposes of this Demand Promissory Note.

12.	Late Charges. If Borrower fails to pay any amount due hereunder within five (5) calendar days following the due date, in addition to any other rights and remedies that may be available to Lender under this Demand Promissory Note, a late charge in an amount equal to five (5%) percent of the amount then due, together with interest accrued thereon shall be immediately due and payable by Borrower to Lender. Borrower recognizes that a default in making the payment agreed to be made when due will result in the Lender incurring additional expenses in servicing this Demand Promissory Note, in loss to the Lender of the use of the money due, and in frustration to the Lender in meeting its other commitments, but that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower acknowledges and agrees that the late charge set forth above represents a fair and reasonable estimate of the costs Lender will incur by reason of such late payment by Borrower.

13.	Event of Default. It shall be an “Event of Default” under this Demand Promissory Note if: (a) Borrower fails to pay when due any amounts payable under Loan within five (5) calendar days after such payment was due; (b) upon the occurrence of a Change of Control, (c) any representation, covenant, agreement or condition in this Demand Promissory Note is not fully and timely performed, observed or kept, and remains unremedied for a period of thirty (30) days after the date upon which written notice of such failure, requiring the same to be remedied, shall have been given to Borrower by Lender, and/or (d) the Borrower is no longer a Going Concern or enters into an Insolvency Proceeding.

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14.	Acceleration. Upon the occurrence of an Event of Default, at the option of the Lender, the entire Principal Amount, together with all accrued and unpaid interest thereon and all other charges owing under this Demand Promissory Note, shall without further notice become immediately due and payable.

15.	Remedies. Upon the occurrence of an Event of Default, Lender shall have the right to declare the unpaid principal balance and accrued but unpaid interest on this Loan, and all other amounts due hereunder and under the other Loan Documents to which Lender is a party, at once due and payable (and upon such declaration, the same shall be at once due and payable), to foreclose any liens and security interests securing payment hereof and to exercise any of its other rights, powers and remedies under this Demand Promissory Note, or at law or in equity. All of the rights, remedies, powers and privileges of Lender provided for in this Demand Promissory Note and in any other document are cumulative of each other and of any and all other such rights at law or in equity and may be exercised successively or concurrently. Upon the occurrence and during the continuance of an Event of Default, Borrower agrees to pay interest to Lender at a rate equal to five percentage points (5.0%) in excess of the Interest Rate from time to time accruing (the “Default Rate”), as set forth herein, on the aggregate indebtedness represented hereby, including costs and accrued interest, until such aggregate indebtedness is paid in full. Borrower will also pay to Lender, in addition to the amount due, all costs of collecting, securing or attempting to collect or secure this Loan, or foreclosing on or acquiring possession of the Collateral, including without limitation, court costs and reasonable attorneys’ fees, whether incurred without the commencement of a suit, in any trial, arbitration, or administrative proceeding, or in any appellate or bankruptcy proceeding.

16.	Remedies Cumulative; Injunctive Relief. Each and every right, power and remedy herein given to Lender, or otherwise existing, shall be cumulative and not exclusive and be in addition to all other rights, powers and remedies now or hereafter granted (including, without limitation, other rights of set-off under applicable law, a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Lender’s right to pursue actual and consequential damages for any failure by the Borrower to comply with the terms of this Demand Promissory Note. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Lender and that the remedy at law for any such breach may be inadequate. The Borrower therefore agrees that, in the event of any such breach or threatened breach, the Lender shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required. Each and every right, power and remedy whether specifically herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Lender.

17.	Commercial Purpose. Borrower warrants that the Demand Promissory Note and the Loan thereunder is being made solely to acquire or carry on a business or commercial enterprise, and/or Borrower is a business or commercial organization. Borrower further warrants that all of the proceeds of this Loan shall be used for commercial purposes and stipulates that the Loan shall be construed for all purposes as a commercial loan, and is made for other than personal, consumer, family, household or agricultural purposes.

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18.	No Waiver. The acceptance by Lender of any payment under this Loan after the date due or the Maturity Date, as applicable, shall not constitute a waiver by Lender of its right to declare that such late payment constitutes an Event of Default. The acceptance by Lender of a portion of the payment due under this Loan shall neither cure nor excuse the Event of Default caused by the failure to pay the whole of such payment, nor shall it constitute a waiver by Lender of its right to declare that a partial payment constitutes an Event of Default. No delay or omission of Lender in exercising any right or power arising in connection with any Event of Default shall be construed as a waiver thereof or as an acquiescence therein, nor shall any single or partial exercise thereof preclude any further exercise thereof. Lender may, at its option, waive any of the conditions in this Demand Promissory Note and no such waiver shall be deemed to be a waiver of Lender’s rights under this Demand Promissory Note, but rather shall be deemed to have been pursuant to this Demand Promissory Note and not in modification thereof. No waiver of any Event of Default by Lender shall be construed to be a waiver of or acquiescence in or consent to any preceding or subsequent Event of Default.

19.	Waiver of Notices. Borrower, all endorsers, all guarantors and all persons liable or to become liable on this Demand Promissory Note, waive presentment, protest, demand, notice of protest, dishonor or non-payment of this Demand Promissory Note, and any and all other notices or matters of a like nature, consent to any and all renewals and extensions of the time of payment under this Demand Promissory Note, and agree further that at any time and from time to time without notice, the terms of payment of this Demand Promissory Note may be modified, or the Collateral may be released in whole or in part, or increased, changed or exchanged by agreement between Lender and any owner of the Collateral or other collateral affected thereby, without in any way affecting the liability of any party to this Demand Promissory Note, any endorser, any guarantor, or any person liable or to become liable with respect to any indebtedness evidenced by this Demand Promissory Note.

20.	No Offset. Borrower hereby agrees to pay to Lender all sums owing under this Demand Promissory Note without deduction, offset or counterclaim of any kind.

21.	Judgment by Confession. The undersigned Borrower hereby duly constitute and appoint Lender as its true and lawful attorney-in-fact, in any or all of their names, place and stead, and upon the occurrence of an Event of Default, to confess judgment against them, or any of them, in any and all legal venues, upon this Demand Promissory Note and all amounts owed hereunder, hereby ratifying and confirming the acts of said attorney-in-fact as if done by themselves, expressly waiving benefit of any homestead and other exemption laws. Any holder of this Demand Promissory Note shall have the right to substitute another attorney-in-fact for any of the aforementioned persons without notice to Borrower.

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22.	Relationship of Lender and Borrower as Creditor and Debtor Only. The relationship of Borrower and Lender under this Demand Promissory Note is solely that of Borrower and Lender, and the Loan evidenced by this Demand Promissory Note will in no manner make Lender the partner or joint-venturer of Borrower.

23.	Waiver of Jury Trial. THE BORROWER AND LENDER HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE RIGHT EITHER OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY, BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS DEMAND PROMISSORY NOTE AND ANY OTHER DOCUMENT OR INSTRUMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION WITH THIS DEMAND PROMISSORY NOTE, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER ENTERING INTO OR ACCEPTING THIS DEMAND PROMISSORY NOTE. FURTHER, THE BORROWER HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF LENDER, NOR LENDER’S COUNSEL, HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT LENDER WOULD NOT, IN THE EVENT OF SUCH LITIGATION, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION.

24.	Indemnification and Liability. The Borrower shall indemnify and hold the Holder and its affiliates, and their managers, members, directors, officers, employees and agents, harmless from and against all claims, debts, liabilities, demands, obligations, actions, causes of action, penalties, reasonable costs and expenses (including reasonable attorneys’ fees), of every nature, character and description, which such party may sustain or incur based upon or arising due to the issuance of this Demand Promissory Note and the indebtedness created hereunder or any other matter, cause or thing whatsoever occurred, done, omitted or suffered to be done by the Holder relating to the Borrower or the Borrower’s liabilities (except any such actual damage amounts sustained or incurred by the Borrower as the result of the gross negligence or willful misconduct of the Holder). If any third party suit or proceeding is instituted by or against the Holder relating to this Demand Promissory Note, the Borrower shall, without expense to the Holder, make available the Borrower and its officers, employees and agents and the Borrower’s books and records, to the extent that the Holder may deem them reasonably necessary in order to prosecute or defend any such suit or proceeding. The Borrower’s obligations in this Paragraph 24 shall survive the payment in full of the Principal Amount and all accrued interest thereon.

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25.	Dispute Resolutions. Any dispute, controversy or claim arising out of, relating to or in connection with this Demand Promissory Note or any breach, termination or validity thereof (the “Dispute”) will be governed by and interpreted in accordance with the laws of New York, without giving effect to any choice-of-law rules that may require the application of the laws of another country or jurisdiction. The parties agree that the exclusive jurisdiction and venue for any action relating to this Agreement shall be a court in New York, New York, and the parties hereby consent to such jurisdiction and venue. The parties consent to the jurisdiction of such courts, agree to accept service of process by mail, and waive any jurisdictional or venue defenses otherwise available. The parties hereby waive the right to require pre-suit mediation and/or the right to demand the arbitration of the Dispute.

26.	Definitions, for purposes of this Demand Promissory Note, the following terms are defined herein:

•	“Affiliate” means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person’s senior executive officers, directors, and general partners.

•	“Borrower” is defined in Paragraph 1 hereto.

•	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial Lenders in the City of New York are authorized or required to close.

•	“Change of Control” means (i) the sale, lease, transfer, license, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Borrower, (ii) the members of the Borrower together shall fail to own and control, directly or indirectly, less than fifty-one percent (51%) of the equity interests of the Borrower; or (iii) the Borrower enters into any transaction of merger, reorganization or consolidation or liquidates, winds up or dissolves itself (or suffers any liquidation or dissolution).

•	“Default Rate” is defined in Paragraph 15 hereto.

•	“Dispute” is defined in Paragraph 25 hereto.

•	“Effective Date” is defined in Paragraph 1 hereto.

•	“Event of Default” is defined in Paragraph 13 hereto.

•	“Going Concern” means the Borrower is expected to continue to trade for the foreseeable future and, in particular, is able to meet its liabilities as they fall due for the twelve (12) month period following the date of the Going Concern assessment as reasonably determined by the management of the Borrower. In reaching this determination, the management of the Borrower shall assume that the funding under this Loan is available in accordance with the terms contained herein and, furthermore, the management of the Borrower shall review detailed profit and cash flow projections and take into account the fair market value of all assets and all liabilities of the Borrower before reaching its conclusion.

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•	“Holder” is defined in Paragraph 1 hereto.

•	“Insolvency Proceeding” means any proceeding commenced by or against any person under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

•	“Interest Rate” is defined in Paragraph 1 hereto.

•	“Loan” is defined in Paragraph 1 hereto.

•	“Material Adverse Effect” means a material adverse effect on: (i) the operations, business or financial condition of Borrower taken as a whole; (ii) the ability of Borrower to repay the obligations or otherwise perform its obligations under the Demand Promissory Note; or (iii) Borrower’s interest in, or the value, perfection or priority of Lender’s security interest in the Collateral.

•	“Maturity Date” is defined in Paragraph 1 hereto.

•	“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.

•	“Prepayment Fee” is defined in Paragraph 5 hereto.

•	“Principal Amount” is defined in Paragraph 1 hereto.

27.	Miscellaneous Provisions.

(a)       No Amendment. No provision of this Demand Promissory Note may be amended, modified, supplemented, changed, waived, discharged or terminated unless Lender consents in writing.

(b)       Severability. In the event any one or more of the provisions contained in this Demand Promissory Note is held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Demand Promissory Note shall not in any way be affected or impaired.

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(c)       Successors and Assigns. This Demand Promissory Note shall be binding upon and inure to the benefit of Borrower, Lender and their respective successors and assigns.

(d)       Time is of the Essence. Time is of the essence of this Demand Promissory Note and the performance of each of the covenants and agreements contained in this Demand Promissory Note.

(e)       Usury. If any payment in the nature of interest and other charges made hereunder is held to be in excess of the applicable limits imposed by usury laws of the State of Delaware, it is agreed that any such amount held to be in excess shall be considered payment of the Principal Amount hereunder, and the indebtedness evidenced hereby shall be reduced by that amount so that the total liability for payments in the nature of interest and other charges shall not exceed the applicable limits imposed by the usury laws of the State of New York.

(f)       Governing Law. This Demand Promissory Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to its laws regarding conflict of law.

IN WITNESS WHEREOF, Borrower has executed this Demand Promissory Note as of the date first set forth above.

BORROWER: TripBorn, Inc. a Delaware corporation

By:	/s/ Sachin Kamalkishore
Sachin Kamalkishore
Vice President

Address
812, Venus Atlantis Corporate Park, Nr.
Prahalad Nagar Garden, Satellite City, Ahmedabad

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